

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot
Tucson, AZ 85712

> **Re:**   **ABCO Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 13, 2014**
> **File No. 000-55235**

Dear Mr. O'Dowd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your explanation that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Business, page 4

2.   In this section, please provide the disclosure required by Item 101(h)(1), (2), and (3) of Regulation S-K. For example, and not by way of limitation, you should discuss all material mergers and consolidations, as well as purchases or sales of significant assets. In this regard, we note disclosures elsewhere in your document regarding a share exchange with Energy Conservation Technologies and a lawsuit in which you are a successor in interest to Westcap Energy Corp. Please disclose the material terms of the share exchange and the transaction by which you became Westcap's successor in interest, or explain why you believe this disclosure is not required.

Description of Business, page 4

3.   Please ensure you appropriately distinguish between statements of fact and statements of the company's belief. For example, in the first paragraph on page 4, you state that "[a] large sales base of residential and small commercial *will* add up to a qualifying volume of business to put [you] in line for very large projects" and that you "*will* meet the demand that a non-local office may not be able to attract" (emphasis added). In addition, you state in the second paragraph that certain events "*will* result in larger contracting jobs, statewide expansion and growth in revenue" (emphasis added). These statements appear to provide certainty to events that may or may not occur in the future.

4.   In an appropriate place in the description of your business, please elaborate on your statement under "Description of Products" that AEFC provides funding for leases. Clarify to whom AEFC provides funding and how it does so. In this regard, there does not appear to be any discussion of these activities in MD&A either. We may have additional comments upon review of your response.

Overall Strategic Direction, page 4

5.   In the last sentence, you state that your expansion is planned in the sunbelt states and the progressive northern states where alternative energy is very popular. Please revise your disclosure to clarify the extent, nature, and timing of your planned expansion.

Description of Products, page 4

6.   In the first sentence, you state that you sell and install solar photovoltaic and solar thermal products. Please revise your disclosure to provide a more complete description of your product offerings. For example, please describe what solar photovoltaic and solar thermal products are and their purpose. In addition, we note your reference to "Solar Street Light products" on page 5.

7.   In the second paragraph, we note you discuss certain licensing requirements, but it appears you only address your ROC 258378 electrical license in Arizona. Given your disclosure that you have a location in New York, New York, please address whether you need certain licenses, and if so, whether you are currently licensed, to conduct your business in New York. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Current Business Focus, page 5

8.   We note your statement in the first paragraph that you "rank high on the local inquiry counters." Please revise your disclosure to explain what this means.

9.   Please explain the significance of the following statement: "We have established a direct sales force to call on major Government agencies including State, Local and Federal resources and a separate division to call on the many American Indian governments in the U.S. This allows us to quote with our specifications on RFP's and RFQ's that are issued by the GSA, BIA and other agencies." Specifically, please explain what you mean by "to call on" and disclose the purpose of "calling on" such entities. In addition, please explain what you mean by "to quote with our specifications on RFP's and RFQ's that are issued by the GSA, BIA and other agencies." In your explanation, please define these acronyms.

10.   We note your references to "various government funding programs" and "state and federal programs." To the extent material, please describe the funding programs you reference, the significance of the expiration of certain state and federal programs (*e.g.*, how such expirations may impact your business), and any Arizona state programs applicable to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Financial Resources, page 6

11.   In the first sentence, you state that you have adequate capital to continue as a going concern. This statement appears to be inconsistent with the report of the independent registered public accounting firm, included in the registration statement. Please revise your disclosure accordingly.

12.   In the last sentence, you state that you will continue to source capital from the equity and debt markets to fund your expansion. Please disclose, if true, that there is no guarantee that you will be able to obtain adequate capital from these sources or at all. This comment also applies to the last paragraph in the "Statements of Cash Flows" sections on pages 8 and 9.

Experienced Management, page 6

13.   We note your statement that Charles O'Dowd has broad experience in the sales and installation of solar products. Based on his biography on page 11, however, it appears that he has only three years of experience in the solar industry. In addition, it appears that Wayne Marx has little solar industry experience. Please revise your disclosure in this section to more accurately reflect the experience of your management.

Subsequent Events, page 6

14.   You state that you will be able to apply for a higher listing on the OTC markets and to qualify for acceptance by market makers for trading of your common stock. Please revise your disclosure to clarify that there is no guarantee your common stock will be accepted for listing on the OTC markets or that you will find market makers for trading of your common stock.

Management's Discussion and Analysis . . . , page 6

15.   In the first paragraph, you state that the discussion and analysis contains certain statements that are not historical facts, including those relating to your financial performance for the three months ended June 30, 2014 and June 30, 2013 and the fiscal year ended December 31, 2013. Please explain to us why you do not consider your disclosures relating to past financial performance to be historical fact, and explain why you believe these non-factual disclosures to be appropriate.

Results of Operations – Overview, page 7

Three Months Ended June 30, 2014 . . . , page 7

16.   In the third paragraph, you state that sales revenue in 2013 reflected changing market conditions.

To the extent that there are any known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in material changes to your liquidity, please describe them. In this regard, we also note your reference to "current market conditions" in the fourth paragraph. Refer to Item 303 of Regulation S-K. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

17.   In the fourth paragraph, you state that cost of sales was 50% of revenues in 2014 and 160% of revenues in 2013. You then state that the change is insignificant but expected to remain unstable under current market conditions. Please explain the reasons for such change, and why you believe it was insignificant. In this regard, we note the increase in the cost of sales as a percentage of revenues, as well as the approximate 22% increase in the dollar amount, as disclosed on page 23. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

18.   Please revise your disclosure in the fifth paragraph to reflect that total operating expenses were 120% of revenues for the three months ended June 30, 2013, rather than (120)%.

19.   Please expand your disclosure to quantify and discuss in further detail the underlying reasons why your significant fixed and variable operating expenses contributed to the change in your total operating expenses from the prior period. This issue also applies to the corresponding discussion of your results of operations for the six month period ended June 30, 2014 compared to six month period ended June 30, 2013 and the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012.

20.   In the last paragraph, you state that sales reductions and fixed costs created the reduction in net loss. Please elaborate on how reduced sales and fixed costs have reduced your net loss. This comment also applies to your discussion of the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Liquidity and Capital Resources, page 8

21.   We note your statement that the contractor is generally required to pay all or most of the cost of projects without assistance from suppliers. Please reconcile this statement with your statement regarding your supplier lines of credit.

22.   We note your statement that your supplier lines of credit have increased. To the extent material, please disclose the limits of these supplier lines of credit, the outstanding balance under these lines of credit, and any material covenants imposed on you by these lines of credit. If there are material covenants, please disclose whether you are in compliance with such covenants.

23.   We note your statement that you borrowed $60,000 from one of your directors during the first quarter of 2013.

Please clarify whether you borrowed additional capital from the director in 2014. In this regard, we note your statement in the third paragraph on page 8 that net cash provided by financing activities for 2014 <u>and</u> 2013 resulted primarily from the sale of common stock <u>and</u> a loan from a director.

24.   You state that one of your directors will remain a source of limited capital for the future. Please clarify whether you have any existing agreements or arrangements with this director, and if you do, please disclose the material terms of such agreements or arrangements and tell us what consideration you gave to filing the agreement, or a written description of the agreement if it is an oral agreement, as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Statements of Cash Flows, page 8

25.   We note your statement in the first paragraph that net cash used by operating activities consisted primarily of net income from operations adjusted for non-cash expenses and an increase in accounts payable and accrued expenses. Please provide further disclosure about the non-cash expense adjustments and the underlying reasons for the changes in such expenses and in accounts payable and accrued expenses. In this regard, your disclosure should provide insight into your statement of cash flows and not simply repeat the line items therein.

26.   In the second paragraph, you state that net cash used in investing activities for the six months ended June 30, 2014 and 2013 was $13,715 and $738, respectively. Based on your statement of cash flows, it appears that net cash used in investing activities for the six months ended June 30, 2014 was $(13,715) and that net cash provided by investing activities for the six months ended June 30, 2013 was $738. Please reconcile your disclosure accordingly.

27.   Please clarify the nature, amount, and timeline of the original loan from your director. In this regard, we note your disclosure that at June 30, 2014 and December 31, 2013, you owed $60,000 to the director. You then state that the 2013 note was increased by $50,000 in the first quarter of 2013.

28.   We note your statement in the last paragraph that you plan to satisfy future cash requirements, including certain working capital, by additional financing. Please reconcile this statement with your statement in the last paragraph of the "Plan of Operation" section on page 10 that you have sufficient cash and working capital to execute your operations.

Results of Operations for the Fiscal Years Ended December 31, 2013 and 2012, page 9

Fiscal Year Ended December 31, 2013 . . . , page 9

29.   Please expand your disclosure to quantify in terms of volume and price and discuss the underlying reasons why your revenue decreased by $1,538,441 from the prior period. Address 2014 also. Further, please describe the specific impact on sales each period caused by the price decreases and government subsidy activities referenced on page 5.

30.   The second paragraph begins by addressing the decrease in the cost of sales, but your reasons for the changes appear to address the reasons for the decrease in sales, rather than in the cost of sales. Please disclose the reasons for the decrease in the cost of sales. In addition, to the extent that multiple factors (*e.g.*, volume, price, and sales mix) contributed to the decrease in sales and the cost of sales, please quantify the amount of change attributable to each factor. In addition, please describe the "changes in the market" you reference in the second paragraph. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 9

31.   In the first paragraph, you refer to the decrease in working capital and state that it was "funded" in part by your equity offerings. Please explain how equity offerings "funded" a decrease in working capital.

Statements of Cash Flows, page 10

32.   In the first paragraph, you state that a change in the major supplier programs decreased the use of your working capital for materials. Please describe this change and how it decreased the use of your working capital for materials.

33.   In the last sentence of the first paragraph, please explain what you mean by the statement, "[O]ur operations reduced the negative effect of cash flows from operations."

34.   In the second paragraph, you attribute both a positive cash flow from investing activities in 2013 and a negative cash flow from investing activities in 2012 to acquisitions of equipment and deposits on inventory. Please expand your disclosure to explain how the same activities led to positive cash flow in 2013 and negative cash flow in 2012. Please similarly expand your disclosure relating to cash flows from financing activities.

Plan of Operation, page 10

35.   We note your disclosure that you expect your revenue will increase at a steady pace and
       result in profitable operations. Please elaborate on your basis for these expectations.
       Note that you must have a reasonable basis for this type of forward looking information.

36.   We note your statement in the first paragraph that you feel that your capital requirements
       will be completed with the Regulation A offering or other financing sources. Please
       remove the reference to the Regulation A offering as you are now subject to the
       Exchange Act reporting requirements and no longer eligible to conduct a Regulation A
       offering. In addition, please clarify whether you currently have any arrangements
       with/for any other financing sources.

37.   In the last sentence of the first paragraph, you state that your ability to maintain sufficient
       liquidity is dependent on your ability to continue profitable operations or to raise
       additional capital. Given that you have been incurring a loss from operations and a net
       loss, please remove the reference to "continue" profitable operations. In addition, please
       clarify, if true, that there is no guarantee that you will be able to raise additional capital.

38.   We note your disclosure that you have sufficient cash and working capital to execute
       your current operations but that you will need to obtain additional financing to expand
       your business for the future. Please disclose whether you have an anticipated timeline for
       obtaining additional financing and expanding your business, and discuss how long you
       believe you can continue your business with cash on hand.

Properties, page 10

39.   Please disclose the nature of your arrangement with a consultant to house your NY office
       in the consultant's home. In addition, please clarify whether your properties are adequate
       for your needs. Refer to Item 102 of Regulation S-K.

Executive Compensation, page 12

Remuneration of Directors and Officers, page 12

40.   In presenting the compensation paid to your named executive officers, please use the
       summary compensation table prescribed in Item 402(n) of Regulation S-K.

Certain Relationships, Related Transactions, and Director Independence, page 13

41.   In the last paragraph on page 13, you discuss the demand note due from an officer and
       director. Please identify the officer and director. Refer to Item 404(a)(1) of Regulation
       S-K.

42. Please provide the information required by Item 404(c) of Regulation S-K regarding any promoters you have had during the last five years and control persons as specified in the Item. In this regard, please also clarify whether your predecessor, Energy Conservation Technologies, Inc., was a shell company prior to the change of control transaction with ABCO, as appears likely from your disclosure on page 13.

43. In the last paragraph, you state that any forgiveness of loans must be approved by a majority of your independent directors who do not have an interest in the transactions. Given that you have only two directors and that neither director appears to be independent, please clarify whether you have a loan forgiveness policy that is currently applicable.

Market Price of and Dividends of the Registrant's Common Equity . . . , page 14

44. Please disclose the approximate number of holders of your common stock as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

45. Please provide the information required by Item 201(c) of Regulation S-K.

Recent Sales of Unregistered Securities, page 15

46. Please clarify the meaning of "Comm. Paid" in the last column of the table in this section. If "Comm. Paid" means "Commissions Paid," please disclose the names of the principal underwriters, if any. Refer to Item 701(b) of Regulation S-K.

Indemnification of Directors and Officers, page 19

47. Please state the general effect of any statute under which any controlling persons, director, or officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. In this regard, we note your disclosure does not appear to address any Nevada statutes relating to indemnification. Refer to Item 702 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2014

General

48. To the extent applicable, please comply with the above comments in future filings.

Unregistered Sale of Equity Securities and Use of Proceeds, page 17

49. You state that you issued 912,245 shares of common stock for $158,901 net of expenses during the quarter ended June 30, 2014.

However, disclosure in the first amendment to your Form 10 indicates that you issued 712,245 shares of common stock during the quarter ended June 30, 2014. In addition, if the "Comm. Paid" column on page 18 of the Form 10 represents commissions paid, it appears the 712,245 shares of common stock were issued for $62,849 net of commissions. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Brian P. Simon, Esq. (*via e-mail*)
        Law Office of Brian P. Simon